

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2011

Kenneth A. Flatt, Jr.
Chief Executive Officer
Arcis Resources Corporation
4320 Eagle Point Parkway
Suite A
Birmingham, AL 35242

> **Re: Arcis Resources Corporation**
> **Current Report on Form 8-K**
> **Filed September 22, 2010**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 26, 2010**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Filed May 14, 2010**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2010**
> **Filed July 13, 2010**
> **File No. 333-159577**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2010**
> **Filed November 22, 2010**
> **File No. 333-159577**

Dear Mr. Flatt:

    We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Pamela Long
Assistant Director